March 1, 2010

Via facsimile (703-813-6968) and EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-7010

Re: Met-Pro Corporation
      Form 10-K for fiscal year ended January 31, 2009
      Filed April 10, 2009
      File No. 001-07763

Dear Mr. O’Brien:

This letter responds to your letter dated February 18, 2010 regarding Met-Pro Corporation’s Annual Report on Form 10-K for the fiscal year ended January 31, 2009.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Establishing Executive Compensation, page 9

1.           We note your response to comment six in our letter dated December 29, 2009.  In future filings, please disclose where each of your named executive officers’ actual compensation falls with respect to any targeted percentile or range, and discuss in greater detail any elements of individual performance that the committee takes into consideration when making compensation decisions.

Response:

In future filings beginning with our proxy statement for our 2010 Annual Meeting of Shareholders, we will disclose where each of the named executive officers’ actual compensation falls with respect to any targeted percentile or range, and we will discuss in greater detail any elements of individual performance that the committee takes into consideration when making compensation decisions.

160 Cassell Road, P. O. Box 144, Harleysville, PA 19438-0144 ● (215) 723-6751 ● FAX: (215) 723-6226
Email: mpr@met-pro.com ● Website: www.met-pro.com

Management Incentive Plan, page 11

2.           We note your response to comment 10 in our letter dated December 29, 2009, and reissue this comment in part.  With a view towards future disclosure, please describe to us in greater detail the personal performance goals for each named executive officer.  For example, with respect to Mr. De Hont, explain what elements of business performance, business strategy, leadership, and corporate governance are relevant to his performance goals.

Response:

A more detailed description of the personal performance goals of each named executive officer is as follows:

Mr. De Hont:

•
Mr. De Hont’s FYE 2009 personal performance goals pertained to business performance of the Company as a whole, with objectives relating to bookings, earnings per share, and gross margin; business strategy, with objectives relating to international sales, acquisitions, and information technology systems; leadership, with objectives relating to Board meetings, organizational effectiveness, and professional growth; and corporate governance, with objectives relating to Sarbanes-Oxley compliance.

Mr. Morgan:

•
Mr. Morgan’s FYE 2009 personal performance goals pertained to business performance of the Company as a whole, with objectives relating to bookings, earnings per share, and gross margin; business strategy, with objectives relating to financial records, cash management and cash flow, acquisitions, federal and state taxation, SEC and NYSE reporting, and insurance; leadership, with objectives relating to Board meetings, organizational effectiveness, and professional growth;  corporate governance, with objectives relating to Sarbanes-Oxley compliance; and shareholder value, with objectives relating to investor relations.

Mr. Tetley:

•
Mr. Tetley’s FYE 2009 personal performance goals pertained to business performance of the Product Recover/Pollution Control Technologies reportable segment (“PR/PCT segment”) that he manages and of a business unit within such segment, with objectives relating to gross margin, sales and profitability; organizational structure of the PR/PCT segment, with objectives relating to possible organizational changes within the segment; product improvement and development within the PR/PCT segment, with objectives relating to product improvement and/or development; leadership of the PR/PCT segment; and the international sales group, with objectives relating to personnel recruitment, the sales representation force, and management.

Mr. D’Alterio:

•
Mr. D’Alterio’s FYE 2009 personal performance goals pertained to business performance of the Fluid Handling Technologies reportable segment that he manages, with objectives relating to gross margin, manufacturing methodology and specified manufacturing initiatives; product development, with objectives relating to specified new product development; and leadership, with objectives relating to professional growth.

Mr. Verdone:

•
Mr. Verdone’s FYE 2009 personal performance goals pertained to new sales development for the Pristine Water Solutions, Inc. business that he manages, with objectives relating to new products, new markets and sales levels; manufacturing capability of the Pristine business, with objectives relating to manufacturing upgrades and changes; product sourcing, with objectives relating to regulatory compliance and manufacturing modifications; and sales expansion into new geographical markets, with objectives relating to product sourcing.

I trust that you will find this letter appropriately responsive to your comments.

Please do not hesitate to contact me to discuss our response.

Very truly yours,

MET-PRO CORPORATION

By:	/s/ Gary J. Morgan
Gary J. Morgan
Senior Vice President - Finance